Exhibit 99.1

SINA Reports First Quarter 2013 Financial Results

SHANGHAI, China—May 16, 2013—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•          Net revenues increased 19% year over year to $126.0 million.  Non-GAAP net revenues  increased 19% year over year to $121.3 million, exceeding the Company’s guidance between $115.0 million and $119.0 million.

•          Advertising revenues grew 20% year over year to $94.3 million, within the Company’s guidance between $94.0 million and $96.0 million.

•          Non-advertising revenues increased 14% year over year to $31.7 million.  Non-GAAP non-advertising revenues increased 17% year over year to $27.0 million, exceeding the Company’s guidance between $21.0 million and $23.0 million.

•          Non-GAAP net income attributable to SINA was $1.5 million, or $0.02 non-GAAP diluted net income per share attributable to SINA.

“As we start 2013, we are making good progress in transitioning from a PC-centric to a mobile-centric Internet company with new product launches and improved monetization,” said Charles Chao, Chairman and CEO of SINA.  “In April, we formed a strategic alliance with Alibaba Group to catapult us into social commerce.  By partnering with Alibaba, Weibo is well positioned to play a key role in the future of e-commerce, particularly in mobile commerce as we explore ways for our users to search, share and buy the goods and services of the millions of merchants on Taobao and Tmall.”

First Quarter 2013 Financial Results

For the first quarter of 2013, SINA reported net revenues of $126.0 million, compared to $106.2 million for the same period last year.  Non-GAAP net revenues for the first quarter of 2013 totaled $121.3 million, compared to $101.5 million for the same period last year.

Online advertising revenues for the first quarter of 2013 were $94.3 million, compared to $78.5 million for the same period last year.  Non-advertising revenues for the first quarter of 2013 totaled $31.7 million, compared to $27.7 million for the same period last year.  Mobile value-added services (“MVAS”) revenues for the first quarter of 2013 decreased 17% year over year to $15.9 million, while the rest of non-GAAP non-advertising revenues grew 180% year over year to $11.1 million.  The year over year growth of non-advertising revenues came primarily from Weibo value added services (“Weibo VAS”), which included revenue share from web games and membership fees on Weibo.

Gross margin for the first quarter of 2013 increased to 51% from 46% for the same period last year.  Advertising gross margin for the first quarter of 2013 increased to 49% from 44% for the same period last year, due to advertising revenues growing faster than advertising cost of revenues.  Non-advertising revenue gross margin for the first quarter of 2013 increased to 57% from 53% for the same period last year, primarily due to the increase in proportion of higher margin Weibo VAS.

Operating expenses for the first quarter of 2013 totaled $74.5 million, compared to $67.2 million for the same period last year.  Non-GAAP operating expenses for the first quarter of 2013 were $69.8 million, compared to $64.1 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to higher personnel costs, professional services and bad debt expenses, which were partially offset by lower marketing expenditures.

Loss from operations for the first quarter of 2013 was $9.9 million, compared to $18.1 million for the same period last year.  Non-GAAP loss from operations for the first quarter of 2013 was $9.3 million, compared to $18.9 million for the same period last year.

Non-operating loss for the first quarter of 2013 was $4.5 million, compared to $2.7 million income for the same period last year.  As a result of E-House’s issuing new shares to its management at $3.52 per share on March 25, 2013, SINA incurred a non-cash $10.2 million loss on the dilution of equity interest in E-House from 25% to 22%.  Non-operating loss in the first quarter of 2013 also included $1.5 million, or $4.8 million on a non-GAAP basis, in earnings from equity investments, which were accounted for under the equity-method accounting and reported on a one-quarter lag basis.

Net loss attributable to SINA for the first quarter of 2013 was $13.2 million, compared to $13.7 million for the same period last year.  Diluted net loss per share attributable to SINA for the first quarter of 2013 was $0.20, compared to $ 0.21 for the same period last year.  Non-GAAP net income attributable to SINA for the first quarter of 2013 was $1.5 million, compared to net loss of $14.0 million for the same period last year.  Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2013 was $0.02, compared to net loss per share of $0.21 for the same period last year.

As of March 31, 2013, SINA’s cash, cash equivalents and short-term investments totaled $681.9 million, compared to $713.6 million as of December 31, 2012.  For the first quarter of 2013, cash used in operating activities was $5.9 million, capital expenditures totaled $25.4 million and depreciation expenses amounted to $8.1 million.

Business Outlook

SINA estimates that its non-GAAP net revenues for the second quarter of 2013 will be between $143 million and $147 million, including advertising revenues to be between $117 million and $119 million, and non-GAAP non-advertising revenues to be between $26 million and $28 million.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenues related to SINA’s equity investment in E-House/CRIC.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising gross margin, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income/(loss) from operations, non-GAAP equity earning/(loss) from equity investments, non-GAAP net income/(loss) attributable to SINA and non-GAAP diluted net income/(loss) per share attributable to SINA.  These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.  Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

The Company’s non-GAAP financial measures exclude certain items, including share-based compensation, amortization of intangible assets, recognition of deferred revenue in relation to the CRIC Transaction and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary.  The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.  The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations.  The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.  Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP.

Conference Call

SINA will host a conference call at 9 p.m. Eastern Daylight Time on May 16, 2013 (or 9 a.m. Beijing Time on May 17, 2013) to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 845 507 1607
Hong Kong:	+852 2810 7648
Passcode for all regions:	64835151

A replay of the conference call will be available through midnight Eastern Daylight Time May 23, 2013.  The dial-in number is +61 2 8199 0299.  The passcode for the replay is 64835151.

About SINA

SINA is an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com (portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings. SINA.cn provides information and entertainment content from SINA portal customized for mobile (WAP) users.  Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on the platform.

Through these properties and other product lines and businesses, SINA offers an array of online media and social networking services to its users to create a rich canvas for businesses and brand advertisers to connect and engage with their targeted audiences.  SINA generates the majority of its revenues from online advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.

SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to:  SINA’s limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and MVAS for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products; the Company’s reliance on mobile operators in China to provide MVAS and changes in mobile operators’ policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2012 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2013	2012	2012
Net revenues:
Advertising	$94,289	$78,542	$110,666
Non-advertising	31,684	27,678	28,460
	125,973	106,220	139,126
Cost of revenues:
Advertising (a)	47,810	44,084	48,758
Non-advertising	13,547	13,027	11,003
	61,357	57,111	59,761
Gross profit	64,616	49,109	79,365

Operating expenses:
Sales and marketing (a)	30,024	34,744	34,688
Product development (a)	30,801	25,023	28,508
General and administrative (a)	13,629	7,321	10,580
Amortization of intangibles	12	108	12
	74,466	67,196	73,788
Income/(loss) from operations	(9,850)	(18,087)	5,577

Non-operating income/(loss):
Interest and other income, net	4,785	3,531	4,097
Earning/(loss) from equity investments, net	1,526	(3,921)	(4,377)
Gain/(loss) on sale of and impairment on investments, net	(10,852)	3,061	(1,770)
	(4,541)	2,671	(2,050)

Income/(loss) before income taxes	(14,391)	(15,416)	3,527
Income tax credit/(provision)	(185)	1,274	(1,379)

Net income/(loss)	(14,576)	(14,142)	2,148
Less: Net loss attributable to noncontrolling interest	(1,405)	(402)	(207)

Net income/(loss) attributable to SINA	$(13,171)	$(13,740)	$2,355

Basic net income/(loss) per share attributable to SINA	$(0.20)	$(0.21)	$0.04
Diluted net income/(loss) per share attributable to SINA	$(0.20)	$(0.21)	$0.03

Shares used in computing basic net income/(loss) per share attributable to SINA	66,687	66,185	66,585
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,687	66,185	66,930

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$568	$807	$731
Sales and marketing	790	766	1,022
Product development	791	1,067	830
General and administrative	3,118	1,133	2,953

1

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2013	2012
Assets
Current assets:

Cash and cash equivalents	$174,599	$199,826
Short-term investments	507,332	513,772
Accounts receivable, net	134,160	135,251
Prepaid expenses and other current assets	40,966	36,498
Total current assets	857,057	885,347

Property and equipment, net	73,479	76,640
Goodwill and intangible assets, net	15,828	15,840
Equity investments, net	454,382	466,875
Other assets	51,351	38,204
Total assets	$1,452,097	$1,482,906

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,473	$7,994
Accrued liabilities	159,360	168,677
Deferred revenues	38,847	36,892
Income taxes payable	13,538	13,466
Total current liabilities	213,218	227,029

Long-term deferred revenue	103,098	107,784
Other long-term liabilities	2,225	2,220
Total liabilities	318,541	337,033

Shareholders’ equity
SINA shareholders’ equity	1,125,967	1,136,670
Non-controlling interest	7,589	9,203
Total shareholders’ equity	1,133,556	1,145,873

Total liabilities and shareholders’ equity	$1,452,097	$1,482,906

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2013	2012	2012

Net revenues
Advertising	$94,289	$78,542	$110,666
MVAS	15,863	19,018	13,243
Others	15,821	8,660	15,217
	$125,973	$106,220	$139,126

Cost of revenues
Advertising	$47,810	$44,084	$48,758
MVAS	11,026	11,677	7,218
Others	2,521	1,350	3,785
	$61,357	$57,111	$59,761

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2013				March 31, 2012				December 31, 2012
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$94,289			$94,289	$78,542			$78,542	$110,666			$110,666
Non-advertising revenues	31,684	(4,686	)(c)	26,998	27,678	(4,686	)(c)	22,992	28,460	(4,686	)(c)	23,774
Net revenues	$125,973	$(4,686)		$121,287	$106,220	$(4,686)		$101,534	$139,126	$(4,686)		$134,440

		568	(a)			807	(a)			731	(a)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$64,616	$(4,118)		$60,498	$49,109	$(3,879)		$45,230	$79,365	$(3,955)		$75,410

		(4,699	)(a)			(2,966	)(a)			(4,805	)(a)
		(12	)(b)			(108	)(b)			(12	)(b)
Operating expenses	$74,466	$(4,711)		$69,755	$67,196	$(3,074)		$64,122	$73,788	$(4,817)		$68,971

		5,267	(a)			3,773	(a)			5,536	(a)
		12	(b)			108	(b)			12	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Income/(loss) from operations	$(9,850)	$593		$(9,257)	$(18,087)	$(805)		$(18,892)	$5,577	$862		$6,439

		5,267	(a)			3,773	(a)			5,536	(a)
		12	(b)			108	(b)			12	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
		3,275	(d)			3,578	(d)			4,002	(d)
		10,852	(e)			(3,061	)(e)			1,770	(e)
Net income/(loss) attributable to SINA	$(13,171)	$14,720		$1,549	$(13,740)	$(288)		$(14,028)	$2,355	$6,634		$8,989

Diluted net income/(loss) per share attributable to SINA	$(0.20)			$0.02	$(0.21)			$(0.21)	$0.03			$0.13
Shares used in computing diluted net income/(loss) per share attributable to SINA	66,687	268	(f)	66,955	66,185	—		66,185	66,930	—		66,930

Gross margin - advertising	49%	1%		50%	44%	1%		45%	56%	1%		57%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets.

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)  To adjust share of equity investments’ GAAP to Non-GAAP reconciling items, net of share of amortization of intangibles not on their books.

(e)  To adjust gain/(loss) on sale of equity investment, (loss) on deemed disposal and (impairment) on investments, net

(f)  To adjust the number of shares used in computing diluted net income per share from diluted net loss per share.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	March 31, 2013			March 31, 2012			December 31, 2012
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,632			$1,154			$2,274
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,202			1,688			1,287
Earning/(loss) from equity investments, net	$1,967	$2,834	$4,801	$(3,185)	$2,842	$(343)	$(3,936)	$3,561	$(375)
Share of amortization of equity investments’ intangibles not on their books	$(441)	$441	$—	$(736)	$736	$—	$(441)	$441	$—
	$1,526	$3,275	$4,801	$(3,921)	$3,578	$(343)	$(4,377)	$4,002	$(375)

* Earning/(loss) from equity investments is recorded one quarter in arrears.